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Exhibit 99.2

DragonWave Inc.	For the three and six months ended August 31 2010

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's
(unaudited)

	Note	As at August 31, 2010	As at February 28, 2010
			(Note 2)
Assets
Current Assets
Cash and cash equivalents	3	43,921	105,276
Short term investments	3	54,556	8,074
Trade receivables	11	20,654	28,926
Other receivables	11	931	1,801
Inventory	4	27,508	23,910
Prepaid expenses		1,819	721
Future income tax asset		338	436

		149,727	169,144
Long Term Assets
Property, equipment and intangible assets		8,505	7,546
Future income tax asset		106	59

		8,611	7,605
Total Assets		158,338	176,749

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	11	13,245	33,949
Income taxes payable		93	835
Deferred revenue		2,662	1,017

		16,000	35,801
Long Term Liabilities	6	2,473	2,102
Commitments	9
Shareholders' equity
Capital stock	7	170,364	179,174
Contributed surplus	7	1,992	1,375
Deficit	7	(22,873)	(32,085)
Accumulated other comprehensive income	2, 7	(9,618)	(9,618)

		139,865	138,846
Total Liabilities and Shareholders' Equity		158,338	176,749

Shares issued & outstanding	7	35,112,860	36,934,917

On behalf of the Board:

/s/ GERRY SPENCER Director	/s/ TOM MANLEY Director

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME

Expressed in US $000's except share and per share amounts
(unaudited)

		Three months ended August 31		Six months ended August 31
	Note	2010	2009	2010	2009
			(Note 2)		(Note 2)
REVENUE	12, 13	27,171	32,423	75,897	45,422
Cost of sales	4	15,219	18,795	42,714	27,304

Gross profit		11,952	13,628	33,183	18,118

EXPENSES
Research and development		3,733	3,236	8,431	5,701
Selling and marketing		4,468	3,257	8,604	5,326
General and administrative		2,607	1,661	5,183	2,664
Investment tax credits		—	(55)	—	(104)

		10,808	8,099	22,218	13,587

Income from operations		1,144	5,529	10,965	4,531
Interest income/(expense)		76	(5)	108	17
Investment gain		62	—	13	—
Gain on sale of property, equipment and intangible assets		—	32	—	32
Foreign exchange gain (loss)		69	64	186	(1,310)

Income before income taxes		1,351	5,620	11,272	3,270
Income tax expense (recovery)		126	(125)	357	(125)

Net and Comprehensive Income		1,225	5,745	10,915	3,395
Income per share
Basic Diluted	8	0.03 0.03	0.20 0.19	0.30 0.29	0.12 0.12
Weighted Average Shares Outstanding
Basic Diluted	8	35,978,213 36,690,926	28,620,162 29,675,696	36,447,553 37,345,767	28,594,700 29,281,050

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's
(unaudited)

	Three months ended August 31		Six months ended August 31
	2010	2009	2010	2009
		(Note 2)		(Note 2)
Operating Activities
Net Income	1,225	5,745	10,915	3,395
Items not affecting cash
Depreciation	796	308	1,509	556
Stock-based compensation	336	276	631	473
Unrealized foreign exchange loss	174	328	190	1,169
Gain on sale of property, equipment and intangible assets	—	(32)	—	(32)
Benefit on recognition of future income tax asset	—	(316)	—	(316)
Inventory impairment	707	300	650	320
Unrealized gain on short term investments	(65)	—	(16)	—
Accrued interest on short term investments	(33)	—	(40)	—

	3,140	6,609	13,839	5,565
Changes in non-cash working capital items	(10,290)	(5,526)	(15,324)	(1,643)

	(7,150)	1,083	(1,485)	3,922

Investing Activities
Acquisition of property, equipment and intangible assets	(917)	(1,368)	(3,142)	(1,850)
Purchase of short term investments	(69,917)	—	(115,225)	—
Maturity of short term investments	60,725	—	68,799	11,800

	(10,109)	(1,368)	(49,568)	9,950

Financing Activities
Change in line of credit	—	1	—	31
Share repurchase	(9,269)	—	(10,323)	—
Issuance of common shares net of issuance costs	64	32	211	41

	(9,205)	33	(10,112)	72

Effect of foreign exchange on cash and cash equivalents	(174)	(328)	(190)	(1,169)
Net increase (decrease) in cash and cash equivalents	(26,638)	(580)	(61,355)	12,775
Cash and cash equivalents at beginning of period	70,559	20,048	105,276	6,693

Cash and cash equivalents at end of period	43,921	19,468	43,921	19,468

Cash paid during the period for interest	—	13	—	19

See accompanying notes

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts
(unaudited)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is in the business of developing next-generation broadband wireless backhaul equipment.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on NASDAQ Global Market under the symbol DRWI.

        These consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"] applicable to interim financial statements and follow the same accounting policies and methods of application as the Company's consolidated financial statements for the year ended February 28, 2010, except as described in note 2. Additional disclosures are required in the annual financial statements and accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended February 28, 2010 and the accompanying notes.

        A reconciliation to generally accepted accounting principles in the United States has been presented in note 15.

2. ACCOUNTING POLICIES

Change in functional and reporting currency

        Effective March 1, 2010, the Company adopted the US dollar (USD) as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in USD. Prior to that date, the Company's operations were measured in Canadian dollars (CAD) and the consolidated financial statements were expressed in CAD. The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, "Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency". In accordance with EIC-130, assets and liabilities as at March 1, 2010, were translated into USD using the exchange rate in effect on that date and equity transactions were translated at historical rates. As the change took place on the first day of the fiscal year, there was no income statement or cash flow translation required. For comparative purposes, historical financial statements have been restated in USD using the current rate method. Under this method, assets and liabilities are translated at the closing rate in effect at the end of these periods, revenues, expenses and cash flows are translated at the average rates in effect for these periods and equity transactions are translated at historical rates. Any exchange differences resulting from the translation are included in accumulated other comprehensive income presented in shareholders' equity.

Change in accounting policies adopted in the current fiscal year

        In January 2009, the Canadian Accounting Standards Board issued a new standard for business combinations, CICA 1582, "Business Combinations," which is substantially converged with IFRS. The revised Canadian standard is effective for years beginning on or after January 1, 2011, with earlier adoption permitted. An entity adopting this section for a fiscal year beginning before January 1, 2011 shall disclose that fact and also is required to adopt CICA 1601, "Consolidated Financial Statements" and CICA 1602, "Non-Controlling Interests" effective at the same time. The Company has adopted CICA Handbook Sections 1582, "Business Combinations," 1601, "Consolidated Financial Statements" and 1602,

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

2. ACCOUNTING POLICIES (Continued)

"Non-Controlling Interests" with effect from March 1, 2010. For the three and six month periods ended August 31, 2010, the Company has not entered into any business combinations.

3. CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	August 31, 2010	February 28, 2010
Cash	23,487	105,276
Cash Equivalents	20,434	—

Total Cash and Cash Equivalents	43,921	105,276
Short term Investments	54,556	8,074

Total Cash and Cash Equivalents and Short term Investments	98,477	113,350

4. INVENTORY

        Inventory is comprised of the following:

	August 31, 2010	February 28, 2010
Raw Materials	7,031	8,019
Work in Progress	956	1,112
Finished Goods	17,103	11,489

Total Production Inventory	25,090	20,620

Inventory held for customer service/warranty	2,418	3,290

Total Inventory	27,508	23,910

        Cost of sales for the three and six months ended August 31, 2010 was $15,219 and $42,714 respectively [three and six months ended August 31, 2009—$18,795 and $27,304 respectively], which included $13,596 and $38,255 respectively [three and six months ended August 31, 2009—$17,286 and $25,378 respectively] of costs associated with inventory. The remaining costs of $1,623 and $4,459 respectively [three and six months ended August 31, 2009—$1,509 and $1,926 respectively] related principally to freight, warranty and other direct costs of sales.

        For the three and six month periods ended August 31, 2010, the Company recognized an impairment loss on inventory of $707 and $650 respectively [three and six months ended August 31, 2009—$300 and $320 respectively].

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

5. LINE OF CREDIT

        As at August 31, 2010, the Company had drawn nil [February 28, 2010—nil], on an operating credit facility with a limit of $17,000 [February 28, 2010—$10,000]. Interest is calculated at the bank's prime rate of interest plus 1% [February 28, 2010—1.75%] and resulted in a weighted average effective rate of nil for the three and six months ended August 31, 2010 [three and six months ended August 31, 2009—4.59% and 4.25% respectively]. An amount of $337 has been reserved against the operating line of credit to secure letters of credit to support performance guarantees. The Company has provided a general security agreement on trade receivables. The Company was in compliance with the financial covenants included in the lending agreement as at August 31, 2010.

        The Company has drawn nil [February 28, 2010—nil] on a capital expenditure facility with a limit of $3,000 [February 28, 2010—$3,000].

6. LONG TERM LIABILITIES

        Long term liabilities are apportioned as follows:

	August 31, 2010	February 28, 2010
Warranty Accrual	1,969	1,434
Deferred Revenue	504	668

Total Long Term Liabilities	2,473	2,102

7. SHAREHOLDERS' EQUITY

        The following tables illustrate the changes to Shareholder's Equity for the three months ended August 31, 2010:

	Common Shares
			Contributed Surplus			Shareholder's Equity
	Number	Amount		Deficit	AOCI
Balance at May 31, 2010	36,789,760	$178,482	$1,663	$(22,603)	$(9,618)	$147,924

Stock-based compensation	4,615	$11	$336	—	—	$347
Share repurchase	(1,691,149)	$(8,189)	—	$(1,495)	—	$(9,684)
Other	9,634	$60	$(7)	—	—	$53
Net Earnings	—	—		$1,225	—	$1,225

Balance at August 31, 2010	35,112,860	$170,364	$1,992	$(22,873)	$(9,618)	$139,865

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

7. SHAREHOLDERS' EQUITY (Continued)

        The following tables illustrate the changes to Shareholder's Equity for the six months ended August 31, 2010:

	Common Shares
			Contributed Surplus			Shareholder's Equity
	Number	Amount		Deficit	AOCI
Balance at February 28, 2010	36,934,917	$179,174	$1,375	$(32,085)	$(9,618)	$138,846

Stock-based compensation	19,266	$47	$631	—	—	$678
Share repurchase	(1,865,549)	$(9,035)	—	$(1,703)	—	$(10,738)
Other	24,226	$178	$(14)	—	—	$164
Net Earnings	—	—	—	$10,915	—	$10,915

Balance at August 31, 2010	35,112,860	$170,364	$1,992	$(22,873)	$(9,618)	$139,865

        During the three and six months ended August 31, 2010, the Company repurchased nil restricted shares respectively from departing employees [year ended February 28, 2010—32,084 shares].

        On April 9, 2010, the Toronto Stock Exchange (the "TSX") accepted the Company's notice of intention to repurchase up to 3,508,121 common shares (10 percent of the Company's issued and outstanding common shares) through a normal course issuer bid ("NCIB"). The NCIB was effective April 13, 2010 and will expire April 12, 2011. Daily purchases over the facilities of the NASDAQ are limited to 25% of the average daily trading volume of the common shares on NASDAQ other than pursuant to block purchase exemptions. Daily purchases over the facilities of the TSX are limited to 25% of the average daily trading volume of the common shares on TSX other than pursuant to block purchase exemptions. Except in the case of an exempt purchase, the prices that the Company will pay for the common shares purchased will be the market price of the shares at the time of acquisition.

        During the three months ended August 31, 2010, the Company acquired 1,691,149 common shares pursuant to the NCIB at prevailing market prices. These shares were purchased for cancellation at an aggregate cost of $9,684 of which $8,189 was charged to share capital, based on the historical weighted per share value at the date of purchase, and the balance of $1,495 was charged to deficit. During the six months ended August 31, 2010, the Company has acquired 1,865,549 common shares pursuant to the NCIB at prevailing market prices. These shares were purchased for cancellation at an aggregate cost of $10,738 of which $9,035 was charged to share capital, based on the historical weighted per share value at the date of purchase, and the balance of $1,703 was charged to deficit.

Employee stock option/stock issuance plan

        The Company has established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan [the "Plan"] applicable to full-time employees, directors and consultants of the Company for purchase of common shares with 3,511,286 common shares reserved for issuance. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. Options expire in periods ranging from three to ten years, or upon termination of employment.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

7. SHAREHOLDERS' EQUITY (Continued)

        In accordance with the rules of the TSX and the provisions of the Stock Option Plan, a Pool Calculation Amendment was approved by the shareholders of the Company on June 15, 2010 which amended the maximum number of Common Shares issuable under the Stock Option Plan from 15% to 10% of the Common Shares issued and outstanding from time to time as well as other stipulations. For further details of the amendment, consult the Company's Management Information Circular dated May 18, 2010.

        The following is a summary of stock option activity:

	Options	Weighted Average Price (CAD)
Options outstanding at February 28, 2010	1,603,052	$4.06
Granted	126,000	$9.36
Exercised	(14,651)	$2.48
Forfeited	(4,961)	$4.73

Options outstanding at May 31, 2010	1,709,440	$4.46

Granted	381,445	$6.03
Exercised	(4,615)	$2.53
Forfeited	(44,841)	$6.83

Options outstanding at August 31, 2010	2,041,429	$4.70

        The Company has recognized $336 and $631 respectively for the three and six months ended August 31, 2010 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [three and six months ended August 31, 2009—$276 and $473 respectively].

        The following are the weighted average values used in determining the fair value:

	Three months ended
	August 31, 2010	August 31, 2009
Volatility	61.8%	111.0%
Risk Free Rate	1.40%	1.84%
Dividend Yield	Nil	Nil
Average Expected Life	4 yrs	4 yrs

        The 381,445 options granted during the three month period ended August 31, 2010 were determined to have a fair value of $1,053. The 507,445 options granted during the six month period ended August 31, 2010 were determined to have a fair value of $1,604.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

7. SHAREHOLDERS' EQUITY (Continued)

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on August 31, 2010:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)	Quantity of Options	Weighted Average Exercise Price (CAD)
$ 1.34	$2.00	425,223	3.20	$1.37	147,299	$1.36
$ 2.01	$3.00	304,190	0.87	$2.47	299,561	$2.46
$ 3.01	$4.00	237,637	3.11	$3.38	96,044	$3.38
$ 4.01	$5.00	275,222	3.05	$4.46	165,418	$4.45
$ 5.01	$6.00	83,692	3.37	$5.57	32,417	$5.59
$ 6.01	$7.00	425,195	4.68	$6.10	13,603	$6.44
$ 7.01	$10.00	141,800	4.54	$9.37	—	—
$10.01	$13.74	148,470	4.31	$12.46	1,925	$10.22

		2,041,429	3.31	$4.70	756,267	$3.03

Restricted Shares & Employee Share Purchase Plan

        The Company introduced a restricted stock purchase plan as at June 30, 2005. The plan included provisions to allow employees to purchase common shares as restricted shares. As at August 31, 2010, all restrictions have been lifted [February 28, 2010—85 shares].

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. During the three and six months ended August 31, 2010 a total of 7,707 and 11,453 common shares were purchased respectively by employees at fair market value, while the company issued 1,928 and 2,864 common shares respectively as its matching contribution. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest. The total fair value of the shares earned during the three and six months ended August 31, 2010 was $2 and $3 respectively [three and six months ended August 31, 2009—nil]. The fair value of the unearned ESPP shares as at August 31, 2010 was $23 [February 28, 2010—$10]. The number of shares held for release, and still restricted under the plan at August 31, 2010 was 3,604 [February 28, 2010—1,516].

Warrants

        On December 21, 2001, and as amended and restated on November 10, 2003, in connection with the issuance of the long-term debt, the Company issued to two parties the right to purchase $315 and $35 Series A-1 Preferred Shares of the Company. On April 19, 2007, a capital reorganization occurred pursuant to which all Preferred Shares were converted into common shares. As a result, and in accordance with the original terms of the agreement, the terms of the warrant were updated such that the holders are

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(unaudited)

7. SHAREHOLDERS' EQUITY (Continued)

entitled to purchase an aggregate of 40,293 common shares at a purchase price of $8.53 per share. These warrants are still outstanding and carry a cashless conversion privilege, expire upon the later of: [a] the tenth anniversary of the grant of the right to purchase or [b] April 19, 2012.

        Effective May 30, 2007, the Company granted a warrant to a party to purchase up to 126,250 common shares of the Company at a price of $3.56 CAD per share. The warrant expires 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in an issuance of 31,562 warrants. As at August 31, 2008, a revenue reduction provision in the amount of $64 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Model using a volatility factor of 50%, risk free rate of 3.3% dividend yield of nil, and an expected life of 8.75 years.

8. INCOME PER SHARE

        The following table illustrates the dilutive impact on net income per share including the effect of outstanding options and warrants:

	Three Months Ended August 31		Six Months Ended August 31
	2010	2009	2010	2009
Basic Net Income per share
Net Income	1,225	5,745	10,915	3,395
Weighted average number of shares outstanding	35,978,213	28,620,162	36,447,553	28,594,700

Net Income per share	$0.03	$0.20	$0.30	$0.12

Diluted Net Income per share
Net Income	1,225	5,745	10,915	3,395
Weighted average number of shares outstanding	35,978,213	28,620,162	36,447,553	28,594,700
Dilutive effect of warrants	—	73,412	10,118	21,982
Dilutive effect of stock options	712,713	982,122	888,096	664,368

Adjusted weighted average number of shares outstanding	36,690,926	29,675,696	37,345,767	29,281,050

Net Income per share	$0.03	$0.19	$0.29	$0.12

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

(unaudited)

9. COMMITMENTS

        Future minimum operating lease payments as at August 31, 2010 per fiscal year are as follows:

$
2011	560
2012	783
2013	92
2014	14
Thereafter	—

1,449

10. RELATED PARTY TRANSACTIONS

        The Company leases premises from a real estate company controlled by a member of the Board of Directors. During the three and six months ended August 31, 2010, the Company paid $433 and $739 respectively [three and six months ended August 31, 2009—$243 and $408 respectively], relating to the rent, operating costs, and leasehold improvements associated with this real estate, and the value owing for net purchases at August 31, 2010 was nil [February 28, 2010—$70]. These amounts have been allocated amongst various expense accounts, except for leasehold improvements which have been allocated to property, equipment and intangible assets.

        The Company also purchased products and services from a company controlled or significantly influenced by a Board member. Total net product and services purchased for the three and six month periods ended August 31, 2010 was nil and $2,794 respectively [three and six months ended August 31, 2009—$4,681 and $6,573 respectively]. The majority of the purchases have been recorded in inventory and ultimately in cost of sales. This company ceased to be a related party on May 28, 2010.

        All transactions are in the normal course of business and have been recorded at the exchange amount.

11. FINANCIAL INSTRUMENTS

        Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following categories: held for trading, held-to-maturity, available-for-sale, loans and receivables, or other liabilities.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

(unaudited)

11. FINANCIAL INSTRUMENTS (Continued)

Fair Value

        The following table summarizes the carrying values of the Company's financial instruments:

	August 31, 2010	February 28, 2010
Held-for-trading(1)	98,477	113,350
Loans and receivables(2)	20,920	28,990
Other financial liabilities(3)	11,833	31,269

(1)
Includes cash, cash equivalents, and short term investments

(2)
Includes trade receivables and other receivables which are financial in nature

(3)
Includes accounts payable and accrued liabilities which are financial in nature

        Cash and cash equivalents, short term investments, trade receivables, other receivables, accounts payable and accrued liabilities are short term financial instruments whose fair value approximates the carrying amount given that they will mature shortly. As at the balance sheet date, there are no significant differences between the carrying value of these items and their estimated fair values.

Interest rate risk

        Cash and cash equivalents with variable interest rates expose the Company to interest rate risk on these financial instruments. The Company pays interest on its line of credit at the bank's prime rate of interest plus 1%, and has interest rate risk exposure due to changes in the bank's prime rate. The line of credit was not utilized as at August 31, 2010.

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents, and short term investments in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or face value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents and short term investments by transacting with only reputable financial institutions.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

(unaudited)

11. FINANCIAL INSTRUMENTS (Continued)

Foreign exchange risk

        The following table summarizes the currency distribution of the Company's financial instruments in US dollars, as at August 31, 2010:

	August 31, 2010			February 28, 2010
	US Dollars	CDN Dollars	Other Currency	US Dollars	CDN Dollars	Other Currency
Held-for-trading	96%	3%	1%	86%	13%	1%
Loans and receivables	94%	5%	1%	93%	6%	1%
Other financial liabilities	30%	70%	0%	65%	35%	0%

        Foreign exchange risk arises because of fluctuations in exchange rates. The Company does not currently use derivative financial instruments to mitigate this risk.

        If the US dollar had appreciated 1 percent against all foreign currencies at August 31, 2010, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in an increase in after-tax net income of $34 for the three and six month periods ended August 31, 2010 [three and six month periods ended August 31, 2009—$72], with an equal and opposite effect if the US dollar had depreciated 1 percent against all foreign currencies at August 31, 2010.

Liquidity risk

        A risk exists that the Company will not be able to meet its financial obligations as they become due. Based on the Company's recent performance, current revenue expectations and strong current ratio, management believes that liquidity risk is low.

12. SEGMENTS AND GEOGRAPHICAL INFORMATION

        The Company operates in one reportable segment—broadband wireless backhaul equipment. All significant assets held by the Company are located in Canada. The following table presents total revenues by geographic location:

	Three Months Ended				Six Months Ended
	August 31, 2010		August 31, 2009		August 31, 2010		August 31, 2009
	$'s	%	$'s	%	$'s	%	$'s	%
Canada	1,249	4%	1,057	3%	3,975	5%	1,844	4%
North America (excluding Canada)	19,050	70%	28,042	87%	59,240	78%	37,729	83%
Europe, Middle East, and Africa	6,420	24%	2,708	8%	11,868	16%	5,175	12%
Other	452	2%	616	2%	814	1%	674	1%

Total Revenue	27,171	100%	32,423	100%	75,897	100%	45,422	100%

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

(unaudited)

13. ECONOMIC DEPENDENCE

        The Company was dependent on two key customers with respect to revenue in the three months ended August 31, 2010. These customers represented approximately 59% and 15% of sales respectively for the three month period ended August 31, 2010 [three months ended August 31, 2009—77% and 0% respectively].

        The Company was dependent on one key customer with respect to revenue in the six months ended August 31, 2010. This customer represented approximately 71% of sales for the six month period ended August 31, 2010 [six months ended August 31, 2009—69%].

14. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company follows Canadian GAAP which is different in some respects from the accounting principles applicable in the United States ["U.S. GAAP"] and from practices prescribed by the United States Securities and Exchange Commission. The significant differences between Canadian and U.S. GAAP, and their effects on the consolidated financial statements, are described below:

        The following table reconciles net and comprehensive income as reported under Canadian GAAP to net and comprehensive income that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

        The following table details the computation of net and comprehensive income under U.S. GAAP:

	Three months ended August 31		Six months ended August 31
	2010	2009	2010	2009
Net and comprehensive income in accordance with Canadian GAAP	1,225	5,745	10,915	3,395
Share-based compensation adjustment	(28)	11	(57)	13

Net and Comprehensive income in accordance with U.S. GAAP	1,197	5,756	10,858	3,408

        There was no effect of the above adjustments on the total shareholders' equity.

        The following table details the computation of basic and diluted income per share under U.S. GAAP:

	Three months ended August 31		Six months ended August 31
	2010	2009	2010	2009
Net and Comprehensive income in accordance with U.S. GAAP	1,197	5,756	10,858	3,408
Weighted average number of shares	35,978,213	28,620,162	36,447,553	28,594,700
Basic income per share	0.03	0.20	0.30	0.12
Weighted average number of shares—diluted	36,690,926	29,675,696	37,345,767	29,281,050
Diluted income per share	0.03	0.19	0.29	0.12

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

(unaudited)

14. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Stock-based compensation

        Under Canadian GAAP, effective March 1, 2004, public companies must account for stock-based compensation granted to employees, officers and directors at fair value, which is measured using the Black-Scholes option pricing model. Prior to the IPO, DragonWave was privately held and used the minimum value methodology for valuing stock-based compensation, also allowable under Canadian GAAP.

        Under U.S. GAAP, effective March 1, 2006, the Company adopted Statement of Financial Accounting Standards ASC 718, "Stock Compensation" ["ASC 718"], formerly SFAS No. 123(R) "Share-based payments." This standard requires companies to expense the fair value of stock-based compensation awards through operations, including estimating forfeitures at the time of grant in order to estimate the amount of stock-based awards that will ultimately vest. The Company elected to apply the modified prospective application transition method to account for stock options outstanding as at February 28, 2005. This method requires that the provisions of ASC 718 are generally applied only to share-based awards granted, modified, repurchased or cancelled on March 1, 2006 and thereafter. ASC 718 was applied prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date. The Company had previously applied ASC 718 and recognizes the remaining value of awards granted prior to March 1, 2006 over their remaining service period.

        The Company has adopted the straight-line attribution method for determining the compensation cost to be recorded during each accounting period. However, awards based on performance conditions are recorded as compensation expense when the performance conditions are expected to be met.

        As a result of adopting ASC 718, which does not permit the use of the minimum value method additional compensation expense has been recorded under U.S. GAAP for the three and six month periods ended August 31, 2010 and August 31, 2009.

        The Company derives the volatility over the expected term of the awards based on comparable companies' historical volatilities as this represents the most appropriate basis to determine actual expected volatility of its own shares in future periods. The expected life of options was determined based on several factors including historical life, probable life before exercise, and probability of exercise.

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  Exhibit 99.2
CONSOLIDATED BALANCE SHEETS Expressed in US $000's (unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME Expressed in US $000's except share and per share amounts (unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's (unaudited)
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts (unaudited)